SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 1  )

SHL Telemedicine Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.01 per share	78423T200
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 8, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 78423T200	Page 2 of 7

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Ido Nouberger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: IN

(1) Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (“SEC”) on December 28, 2023).

CUSIP No. 78423T200	Page 3 of 7

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Victor Shamrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: IN

(1) Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 28, 2023).

CUSIP No. 78423T200	Page 4 of 7

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Value Base Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: CO

(1) Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 28, 2023).

CUSIP No. 78423T200	Page 5 of 7

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,406,236
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,406,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,406,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.58%[1]
14	TYPE OF REPORTING PERSON: CO

(1) Based on 16,392,754 Ordinary Shares outstanding as of December 26, 2023 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 28, 2023).

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on December 21, 2023 (the “Original Schedule 13D”), with respect to the ordinary shares, nominal value NIS 0.01 per share (the "Ordinary Shares"), of SHL Telemedicine Ltd., a company incorporated in Israel ("SHL" or the "Issuer"). The address of the principal executive office of SHL is 90 Yigal Alon Street, Tel Aviv 67891, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

At the Annual General Meeting of shareholders held on February 8, 2024, Mr. Nouberger was elected to serve on the board of directors of the Issuer until the next annual meeting of shareholders and until his successor has been duly elected and qualified or until his office is vacated in accordance with the Issuer’s articles of association or the Israel Companies Law 5759-1999.

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2023 (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D)

2	Letter from Value Base Ltd. to the Board of Directors of SHL Telemedicine Ltd., dated December 14, 2023 (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D)

3
Attorney's Certification certifying the signature authority of person(s) signing on behalf of Value Base Hedge Fund Ltd., dated as of December 21, 2013 (incorporated herein by reference to Exhibit 3 of the Original Schedule 13D)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2024

/s/ Ido Nouberger Ido Nouberger /s/ Victor Shamrich Victor Shamrich Value Base Ltd.
/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger Title: CEO	Victor Shamrich Chairman

Value Base Hedge Fund Ltd.
/s/ Ido Nouberger* Name: Ido Nouberger Title: Director	/s/ Victor Shamrich* Victor Shamrich Director

* Evidence of signature authority attached as Exhibit 3 to this Schedule 13D.